

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2023

Ofir Zimmerman
Chief Financial Officer
Brenmiller Energy Ltd.
13 Amal St. 4th Floor, Park Afek
Rosh Haayin, 4809249 Israel

      Re: Brenmiller Energy Ltd.
         Registration Statement on Form F-3
         Filed June 2, 2023
         File No. 333-272377

Dear Ofir Zimmerman:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing

cc: Eric Victorson